As Filed with the Securities and Exchange          Registration No. 333-______
Commission on December 13, 2002.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                            OPEN JOINT STOCK COMPANY
             ORDZHONIKIDZEVSKY ORE MINING AND PROCESSING ENTERPRISE
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                                     UKRAINE
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1727
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Timothy F. Keaney
                            Executive Vice President
                              The Bank of New York
                             101 Barclay Street, 22W
                              New York, N.Y. 10286
                            Telephone (646) 885-3309
  (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

        Alejandro E. Camacho                         Mitchell Gitin
       Clifford Chance US LLP                       Baker & McKenzie
          200 Park Avenue                        100 New Bridge Street
      New York, New York 10166                      London EC4V 6JA
                                                        England
         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)

 If a separate statement has been filed to register the deposited shares, check
                             the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                                     Proposed maximum     Proposed maximum
            Title of each class of                    Amount          aggregate price    aggregate offering       Amount of
         Securities to be registered             to be registered       per unit(1)           price(1)        registration fee
American Depositary Shares evidenced by             20,000,000          U.S. $0.05        U.S. $1,000,000         U.S. $92
American Depositary Receipts, each American          American
Depositary Share evidencing one hundred (100)    Depositary Shares
ordinary shares in registered form, par value
UAH 0.25, of Open Joint Stock Company
Ordzhonikidzevsky Ore Mining and Processing
Enterprise (the "Shares").


(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I


                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of Securities to Be Registered
         ------------------------------------------

                              CROSS REFERENCE SHEET

                                                          Location in Form of American Depositary
               Item Number and Caption                     Receipt Filed Herewith as Prospectus
               -----------------------                     ------------------------------------
(1)   Name and address of depositary                      Introductory Article

(2)   Title of American Depositary Receipts and           Face of American Depositary Receipt, top center
      identity of deposited securities

    Terms of Deposit:

   (i)    The amount of deposited securities              Face of American Depositary Receipt, upper right corner
          represented by one unit of American
          Depositary Shares

   (ii)   The procedure for voting, if any,               Articles number 15 and 16
          the deposited securities

   (iii)  The collection and distribution of dividends    Articles number 12, 14 and 15

   (iv)   The transmission of notices, reports and        Articles number 11, 15 and 16
          proxy soliciting material

   (v)    The sale or exercise of rights                  Article number 13

   (vi)   The deposit or sale of securities resulting     Articles number 12 and 17
          from dividends, splits or plans of
          reorganization

   (vii)  Amendment, extension or termination of the      Articles number 20 and 21
          Deposit Agreement

   (viii) Rights of holders of Receipts to inspect the    Article number 11
          transfer books of the depositary and the list
          of holders of Receipts

                                                          Location in Form of American Depositary
               Item Number and Caption                     Receipt Filed Herewith as Prospectus
               -----------------------                     ------------------------------------
   (ix)   Restrictions upon the right to deposit or       Articles number 2, 3, 4, 5, 6 and 8
          withdraw the underlying securities

   (x)    Limitation upon the liability of the            Article number 18
          depositary

(3)   Fees and Charges                                    Article number 7


Item 2.  Available Information
         ---------------------
Statement that Open Joint Stock Company                   Article number 11
Ordzhonikidzevsky Ore Mining and Processing
Enterprise furnishes the Commission with certain
public reports and documents required by foreign
law or otherwise under Rule 12g3-2(b) under the
U.S. Securities Exchange Act of 1934, as amended,
and that such reports can be inspected by holders of
American Depositary Receipts and copied at public
reference facilities maintained by the Commission
in Washington, D.C.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits
         --------

     (a) Form of Deposit  Agreement  (including the form of American  Depositary
Receipt),  dated as of                ,  2002,  among Open Joint  Stock  Company
Ordzhonikidzevsky Ore Mining and Processing Enterprise (the "Company"), The Bank of New York (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

     (d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings
         ------------

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) The Depositary undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, The Bank of New York, on behalf of the legal entity created by the
Deposit  Agreement dated as of           , 2002,  among Open Joint Stock Company
Ordzhonikidzevsky Ore Mining and Processing Enterprise, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, as of December 13, 2002.

                                          Legal entity created by the
                                          agreement for the issuance of
                                          American Depositary Receipts for
                                          ordinary shares, par value UAH
                                          0.25, of Open Joint Stock Company
                                          Ordzhonikidzevsky Ore Mining and
                                          Processing Enterprise


                                          By:  THE BANK OF NEW YORK,
                                                 as Depositary



                                          By:    /s/ Parry D. Gosling
                                                 -------------------------------
                                                 Name:   Parry D. Gosling
                                                 Title:  Managing Director

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, Open Joint Stock Company Ordzhonikidzevsky Ore Mining and Processing Enterprise has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Ukraine, as of December 13, 2002.

                                          By:  Open Joint Stock Company
                                               Ordzhonikidzevsky Ore Mining
                                               and Processing Enterprise



                                          By:  /s/ Vladimir V. Postolovskiy
                                               ---------------------------------
                                               Name:  Vladimir V. Postolovskiy
                                               Title: Chairman of the Management
                                                      Board


     Each of the undersigned hereby constitutes and appoints Mitchell M. Gitin his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated as of December 13, 2002.

Name                                         Title
----                                         -----
/s/ Vladimir V. Postolovskiy                 Chairman of the Management Board
-----------------------------------------
Name:   Vladimir V. Postolovskiy

/s/ Il'ya A. Tuz                             Deputy Chairman of the Management Board for Finance and Economy
-----------------------------------------
Name:   Il'ya A. Tuz

                                             Chief Accountant
-----------------------------------------
Name:   Alla D. Naumenko

/s/ Victor I. Bondarets                      First Deputy Chairman of the Management Board, Chief Engineer
-----------------------------------------
Name:   Victor I. Bondarets

/s/ Dmitriy S. Drobotai                      Deputy Chairman of the Management Board on Human Resources Management
-----------------------------------------
Name:   Dmitriy S. Drobotai

/s/ Yuriy A. Cherep                          Acting Deputy Chairman of the Management Board
-----------------------------------------
Name:   Yuriy A. Cherep

/s/ Michael F. Finck                         Authorized Representative in United States
-----------------------------------------
Name:   Michael F. Finck


                                INDEX TO EXHIBITS


Exhibit                                                                                Sequentially
Number                                                                                 Numbered Page
--------                                                                             -----------------

(a)        Deposit Agreement (including the form of American Depositary Receipt),           8
           dated as of , 2002, among the Company, the Depositary and each
           Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(d)        Opinion of Clifford Chance US LLP, United States counsel for the                 55
           Depositary, as to the legality of the securities being registered.
